Yerbaé Brands Co.



ANNUAL REPORT

14850 N Scottsdale Rd #295

Scottsdale, AZ 85254

0

https://yerbae.com/

This Annual Report is dated April 26, 2021.

BUSINESS

Yerbaé is a beverage manufacturer and marketing company that produces leading edge products for the consumer product industry. Our beverage may look like sparkling water, but don't be fooled! Each can is filled with plant based clean caffeine for sustained energy, mental focus, and healthy ingredients that are rich in antioxidants. There is Zero Sugar, Zero Calories, and Zero Guilt. Yerbaé is made with Non-GMO ingredients which include Yerba Mate and White Tea Extract.

Yerbaé was originally founded as Yerbaé LLC owned by the current ownership group in 2016. In August 2020, Yerbaé Brands Co. was incorporated as a C-Corp in Delaware and became the parent company to Yerbaé LLC the subsidiary business. As of September 2020, Yerbaé Brands Co. owns all interests in Yerbaé LLC and has continued operations of the business.

Previous Offerings

Between April 2021 YTD and 2020, we sold 522,062 shares, including Start Engine bonus shares, of Common Non-Voting 2020-1 in exchange for $1.978 per share under Regulation Crowdfunding.

Type of security sold: Conversions of Equity from LLC to C-Corp

Final amount sold: $0.00

Use of proceeds: No funds received, conversion of corporate entities.

Date: September 10, 2020

Offering exemption relied upon: Conversion of LLC units to C-Corp Stock. Family and Friends Investors/Founders

Name: Class B LLC Interest

Type of security sold: Equity

Final amount sold: $2,000,000.00

Number of Securities Sold: 1,923,076

Use of proceeds: Inventory, Marketing and administration

Date: March 19, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Results of Operations:

Year Ended December 31st, 2020 compared to year ended December 31st, 2019

In the prior two fiscal years, the company operated as Yerbaé, LLC. In August 2020, the company converted to a Delaware C-Corp, Yerbaé Brands Co.

Revenue:

Sales for fiscal year 2020 was $5,867,823 vs $4,672,629 in 2019. Net Sales for fiscal year 2020 was $4,453,156 vs $3,610,897 in 2019. This growth was achieved by expanding to new markets/distributors as well as increasing sales with our current distributors.

Cost of Sales:

Cost of sales in 2020 was $2,413,285 vs 2019 costs of $2,345,233. The decrease in cost per case was driven by improvements in shipping and yield improvements at our production facilities.

Gross Margins:

2020 gross profit increased by $774,208 over 2019 gross profit and gross margins as a percentage of revenues increased from 43% in 2019 to 50% in 2020.

Expenses:

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, and fees for professional services. Our expenses decreased by $118,908 from 2019.

Historical results and cash flows:

Each year our company continues to improve in both sales increases and cost of goods sold. Results may vary year to year at no point can Yerbaé guarantee previous results will predict future results. Yerbaé estimates continued growth of Gross Revenue and is continuously working to improve of the Cost of Goods Sold for long-term shareholder value. In previous years of operating in our experience marketing, production and raw material sourcing have all contributed a significant cash need to ensure the company's success. Cash was generated to support the growth of our business by selling equity to our current investors. In the future, our company will need additional capital to support the growth and expansion of the brand.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $234,920.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

As of 12/31/2020:

Creditor: Gourmet Growth LLC

Amount Owed: $369,319.00

Interest Rate: 12.0%

Maturity Date: January 01, 2022

Gourmet Growth provided a line of credit for production run financing.

Creditor: Small Business Administration

Amount Owed: $150,000.00

Interest Rate: 3.75%

Maturity Date: October 01, 2051

Monthly payments start in October 2021

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Todd Gibson

Todd Gibson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer/Director

Dates of Service: January 01, 2017 - Present

Responsibilities: Primary responsibilities include making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. Mr. Gibson currently receives $100,000 as an annual salary for his role with the company and owns 32.95% of the company as a beneficiary of a trust shareholder.

Name: Karrie Gibson

Karrie Gibson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer/Director

Dates of Service: January 01, 2017 - Present

Responsibilities: Primary responsibilities include overseeing the company's business operations, ensuring effective operational and financial procedures and reports to the CEO. Mrs. Gibson currently receives $100,000 as an annual salary for her role with the company and owns 32.95% of the company as a beneficiary of a trust shareholder.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Class A

Stockholder Name: Todd Gibson Trust

Amount and nature of Beneficial ownership: 4,385,555

Percent of class: 32.95

Title of class: Voting Common Class A

Stockholder Name: Karrie Gibson Trust

Amount and nature of Beneficial ownership: 4,385,555

Percent of class: 32.95

RELATED PARTY TRANSACTIONS

No related party transactions.

OUR SECURITIES

Our authorized capital stock consists of 16,395,017 shares of common stock, par value $2.14 per share. As of December 31, 2020, 16,395,017 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2021.

Yerbaé Brands Co.

By   /s/ *Todd Gibson*

Name: <u>Todd Gibson</u>

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

YERBAÉ BRANDS CO.

BALANCE SHEETS

December 31, 2020 and 2019

	2020	2019
ASSETS		
CURRENT ASSESTS		
Cash and cash equivalents	$ 239,267	$ 542,633
Accounts receivable	$ 364,970	$ 328,193
Inventory	$ 418,765	$ 417,144
Prepaid expenses and other current assets	$ 20,229	$ -
TOTAL ASSESTS	**$1,043,230**	**$1,287,970**
LIABILITIES AND EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Accounts Payable	$ 462,091	$ 193,582
Accrued Expenses	$173,596	$212,581
Other Current Liabilities	$ 424,773	$ -
Total Current Liabilities	$ 1,060,459	$ 406,163
NOTES PAYABLE	$ 350,000	$ -
Total Liabilities	$ 1,410,459	$ 406,163
EQUITY (DEFICIT)	**($ -367,229)**	$ 881,807
TOTAL LIABILITIES AND EQUITY (DEFICIT)	**$1,043,230**	**$1,287,970**

YERBAÉ BRANDS CO.

STATEMENTS OF OPERATIONS AND CHANGES IN EQUITY (DEFICIT)

For the Years Ended December 31, 2020 and 2019

	2020	2019
SALES	$ 5,867,823	$ 4,672,629
Discounts	($ 1,414,667)	($ 1,061,812)
NET SALES	$ 4,453,156	$ 3,610,897
COST OF SALES	$ 2,413,285	$ 2,345,233
Gross Profit	$ 2,039,872	$ 1,265,664
OPERATING EXPENSES	$ 3,835,633	$ 3,954,541
Loss from Operations	($ 1,795,761)	($ 2,688,877)
OTHER INCOME (EXPENSE)		
Interest Expense	($ 62,155)	($ 5,437)
PPP Loan Forgiveness	$ 312,126	$ -
Total Other Income (Expense)	$ 249,971	($ 5,437)
NET LOSS	($ 1,545,791)	($ 2,694,314)
DEFICIT, BEGINNING OF THE YEAR	$ 881,807	($ 3,154,818)
Contributions	$ 296,613	$ 6,730,939
EQUITY (DEFICIT), END OF THE YEAR	($ 367,229)	$ 881,807

YERBAÉ BRANDS CO.

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	($ 1,545,791)	($ 2,694,314)
Adjustments to reconcile net loss to net cash flows from operating activities		
(Increase) decrease in		
Accounts receivable	($ 36,777)	($ 308,022)
Inventory	($ 1,621)	$ 65,454
Prepaid Expenses	($ 20,229)	$ 5,583
Increase (decrease) in		
Accounts Payable	$ 268,650	($ 37,117)
Accrued Interest	$ -	($ 291,863)
Accrued Expenses	$ 385,788	($ 63,773)
Total Adjustments	$595,811	($ 629,738)
Net cash from operating activities	($ 949,979)	($ 3,324,052)
CASH FLOWS FROM INVESTING ACTIVIIES		
None	$ -	$ -
Net cash from investing activities	$ -	$ -
CASH FLOWS FROM FINANCING ACTIVIIES		
Contributions	$ 200,000	$ 3,647,542
SBA Loan	$ 150,000	$ -
Start Engine Contributions	$ 296,613	$ -
Net cash from financing activities	$ 646,613	$ 3,647,542
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	($ 303,366)	$ 323,490
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$ 542,633	$ 219,143
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 239,267	$ 542,633
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for interest	$ 62,155	$ -
SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS		
Notes payable and accrued interest converted to members units	$ -	$ 3,083,397

CERTIFICATION

I, Todd Gibson, Principal Executive Officer of Yerbaé Brands Co., hereby certify that the financial statements of Yerbaé Brands Co. included in this Report are true and complete in all material respects.

Todd Gibson

Principal Executive Officer